

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2012

Via E-mail
David E. Hershberg
Chief Executive Officer
Globecomm Systems Inc.
45 Oser Avenue
Hauppauge, NY 11788

Re:     **Globecomm Systems Inc.**
        **Form 10-K for Fiscal Year Ended June 30, 2011**
        **Filed September 13, 2011**
        **Definitive Proxy Statement on Schedule 14A**
        **October 7, 2011**
        **File No. 000-22839**

Dear Mr. Hershberg:

        We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2011

Management's Discussion and Analysis…, page 32

1. In future filings, please discuss the underlying drivers of the trend towards greater backlog from year-to-year and any related impacts on liquidity.  We note your disclosure on page 13 discussing a rise in backlog from approximately $163.9 million at June 30, 2010 to $232.0 million at June 30, 2011.

Definitive Proxy Statement on Schedule 14A

Certain Relationship and Related Party Transactions, page 32

2.  In future filings, please revise your disclosure to describe your policies and procedures for the review, approval, or ratification of related party transactions, including whether they are in writing.  Refer to Item 404(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kate Beukenkamp, Attorney Advisor, at 202-551-6971 or Paul Fischer, Attorney Advisor, at 202-551-3415 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc:   Via E-mail
      Mary-Helen Burke
      Globecomm Systems Inc.